

February 28, 2013

Via E-mail
Mr. Douglas E. Coltharp
Executive Vice President and Chief Financial Officer
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama

> **Re:** **HealthSouth Corporation**
> **Schedule TO-I**
> **Filed February 20, 2013**
> **File No. 005-38272**

Dear Mr. Coltharp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you filed your press release issued on February 18, 2013, as an exhibit to your Schedule TO. In the future, please file all written communications made by the issuer or affiliate relating to the issuer tender offer, from and including the first public announcement, as soon as practicable on the date of the communication. See Rule 13e-4(c)(1), including the Instructions to Rule 13e-4(c)(1). For guidance, see Questions I.A.1 and I.A.2 of the July 2001 Interim Supplement to the Division's Publicly Available Telephone Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Offer to Purchase, dated February 20, 2013

Incorporation of documents by reference, page 5

2.   We note your disclosure that statements contained in subsequently filed materials that are or are deemed to be incorporated by reference into your offering materials may modify or supersede statements already contained in or incorporated by reference into your offering materials. The federal securities laws do not authorize incorporation by reference in this manner. Please revise to indicate that you will disclose material changes to the information previously published, sent or given to security holders promptly in the manner specified in Exchange Act Rule 13e-4(e)(3). See also Exchange Act Rule 13e-4(d)(2).

The Offer, page 14

Conditions of the Offer, page 23

3.   Refer to the following sentence on page 25: "If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. Furthermore, when an offer condition is triggered by events that occur before the expiration of the offer, you should inform target security holders how you intend to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter. See Exchange Act Rule 13e-4(d)(2).

Security ownership, page 27

4.   Refer to the first paragraph in this section. Please tell us why you need to qualify your disclosure as "to the best of [your] knowledge." Explain what prevents you from knowing and disclosing this information. Alternatively, please remove the qualifications. See the Instructions to Item 1008(b) of Regulation M-A.

5.   We note your reference in this section to transactions related to your compensation plans which have been disclosed in Form 4 filings. Please revise to provide in this section the information required by Item 1008(b) of Regulation M-A.

Miscellaneous, page 30

6.   Refer to the following sentence on page 30: "The Offer is not being made to (nor will tenders of Common Stock be accepted from or on behalf of) holders of Common Stock in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law. See also the Commission's guidance in SEC Release No. 34-58597, Part II.G.1 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
        Mark F. McElreath
        Alston & Bird LLP